RECEIVED

2006 JUN 28 P 1:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

June 23, 2006

06014726

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Press Release dated June 22, 2006 [English translation].

2. Annual Securities Report dated June 23, 2006 [in Japanese].

   Annual Securities Report (including audited annual financial results) filed with the Director of Kanto Local Finance Bureau stating the results for the fiscal year ended March 31, 2006.

dw 6/28

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

To whom it may concern:

Jun 22, 2006

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Additional Notes to Financial Results for the Fiscal Year ended March 31, 2006

On June 22, 2006, Sumitomo Corporation announced today additional notes to its consolidated financial statements for the fiscal year ended March 31, 2006, prepared on the basis of accounting principles generally accepted in the United States of America. The consolidated financial statements were originally announced on April 28, 2006.

1. Income Taxes

The reconciliation between the statutory income tax rate in Japan and the Companies' effective income tax rate reflected in the accompanying consolidated statements of income for the years ended March 31, 2006 and 2005 is summarized as follows:

	%	
	2006	2005
Tax statutory income tax rate in Japan	41.0%	41.0%
Increases (decreases) in tax rate due to:		
Expenses not deductible for tax purposes	1.2	2.1
Tax effect on undistributed earnings of associated companies and corporate joint ventures	(1.8)	(0.7)
Changes in valuation allowance	0.3	0.6
Difference in statutory tax rate of foreign subsidiaries	(5.3)	(4.7)
Other—net	(2.8)	(0.1)
The Companies' effective income tax rate	32.6%	38.2%

The tax effects of temporary difference that give rise to significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Assets:			
Net operating loss carry forwards	¥ 16,660	¥ 46,445	$ 141
Investment securities	46,787	37,929	397
Inventories and long-lived assets	44,280	40,960	375
Allowance for doubtful receivables	9,873	12,457	84
Accrued pension and retirement benefits	10,179	8,732	86
Accrual and other	19,882	9,752	168

Gross deferred tax assets	147,661	156,275	1,251
Less: Valuation allowance	(12,271)	(10,559)	(104)
Deferred tax assets, less valuation allowance	135,390	145,716	1,147
Liabilities:			
Investment in marketable securities	(183,874)	(75,584)	(1,558)
Deferred gain on sales of property for tax purposes	(27,824)	(43,926)	(236)
Securities contributed to the Trust	(22,773)	(22,944)	(193)
Undistributed earnings of subsidiaries and associated companies	(40,625)	(27,754)	(344)
Long-lived assets	(33,893)	(4,118)	(287)
Other	(12,288)	(8,651)	(104)
Gross deferred tax liabilities	(321,277)	(182,977)	(2,722)
Net deferred tax liabilities	¥ (185,887)	¥ (37,261)	$ (1,575)

2. Accrued Pension and Retirement Benefits

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors.

Net periodic pension costs for the years ended March 31, 2006 and 2005 include the following components:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Service cost — benefits earned during the year	¥ 7,185	¥ 7,143	$ 61
Interest cost on projected benefit obligation	4,862	4,280	41
Expected return on plan assets	(4,593)	(4,070)	(39)
Amortization of unrecognized actuarial loss	5,147	6,565	44
Amortization of unrecognized prior service cost	61	(11)	0
Loss on settlements and curtailments	1,430	383	12
Net periodic pension cost	¥ 14,092	¥ 14,290	$ 119

The reconciliation of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets is as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Change in benefit obligations:			
Projected benefit obligations, beginning of year	¥ 192,235	¥ 194,794	$ 1,629
Effect of the change in the reporting period of subsidiaries	(2,107)	—	(18)
Service cost	7,185	7,143	61
Interest cost	4,862	4,280	41
Actuarial (gain) loss	1,618	(9,992)	14
Plan amendments	852	231	7

Benefits paid	(8,385)	(7,122)	(71)
Settlements	(1,035)	(929)	(9)
Acquisitions and divestitures	2,833	3,919	24
Foreign currency translation adjustments	513	(89)	5
Projected benefit obligations, end of year	198,571	192,235	1,683
Change in plan assets:			
Fair value of plan assets, beginning of year	185,617	185,424	1,573
Effect of the change in the reporting period of subsidiaries	(1,971)	–	(17)
Actual return on plan assets	30,533	(4,127)	259
Employer contribution	13,756	8,600	117
Benefits paid from plan assets	(7,097)	(6,652)	(60)
Settlements	(2,380)	(514)	(20)
Acquisitions and divestitures	1,598	2,912	14
Foreign currency translation adjustments	323	(26)	2
Fair value of plan assets, end of year	220,379	185,617	1,868
Funded status	21,808	(6,618)	185
Unrecognized actuarial loss	48,363	78,310	410
Unrecognized prior service cost	933	116	8
Net amount recognized	¥ 71,104	¥ 71,808	$ 603
Amounts recognized in the accompanying Consolidated Balance Sheets consist of:			
Other current assets and Prepaid expenses, non-current (Prepaid cost for retirement benefits)	84,284	83,590	714
Accrued pension and retirement benefits	(13,180)	(11,782)	(111)
Net amount recognized	¥ 71,104	¥ 71,808	$ 603

The measurement dates used to determine the benefit obligations are mainly March 31 of each year.

The Company contributed certain marketable equity securities as described in Note 5 to an employee retirement benefit trust (the "Trust") in the year ended March 31, 2004. Those securities and cash held in this trust are qualified plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Companies' funding policy is based on a number of factors including the tax deductibility of contributions, funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to the Trust in order to maintain a sufficient level of funding at the end of fiscal year.

The asset allocations are as follows:

	2006	2005
	Actual Allocation	Actual Allocation
Equity securities	56%	57%
Debt securities	30%	27%
Other*	14%	16%
Total	100%	100%

*Other mainly includes cash, alternative investments and life insurance company general accounts.

The Companies set investment policies, strategies and target allocation and oversees the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting

long-term strategic targets and monitoring asset allocations. The target allocations are guidelines, not limitations, and occasionally the Companies will approve an allocation above or below a target allocation.

The Companies' target allocation is 53% equity securities, 31% debt securities and 16% other.

Assumptions used for the years ended March, 31 2006 and 2005 in determining costs and the funded status information shown above are principally as follows:

Weighted average assumptions used to determine the net periodic benefit cost

	2006	2005
Discount rate	2.6%	2.2%
Expected long-term rate of return on plan assets	2.3%	2.2%
Rate of expectable salary increase	2.7%	2.7%

Weighted average assumptions used to determine the benefit obligations

	2006	2005
Discount rate	2.6%	2.6%
Rate of expectable salary increase	3.0%	2.7%

The Companies' expected long-term rate of return on plan assets assumption is derived from a detailed study that includes a review of the asset allocation strategy, anticipated future long-term performance of individual asset classes, risks and correlations for each of the asset classes that comprise the funds' asset mix.

The accumulated benefit obligations for the defined benefit plans of the Companies are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Accumulated benefit obligations, end of year	¥ 190,931	¥ 185,052	$ 1,618

The employer's contributions expected to be paid for the year ending March 31, 2007 are ¥11,092 million ($94 million).

Benefits expected to be paid in the future are as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	¥ 10,799	$ 91
2008	10,477	89
2009	10,504	89
2010	10,685	91
2011	10,839	92
2012 - 2016	56,465	478
Total	¥ 109,769	$ 930

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in a multiemployer defined benefit pension plan, recognizing the required contributions for a period as net pension cost and recognizing any contributions due and unpaid as a liability. The

total amount of the domestic subsidiaries' contributions to the plan for the years ended March 31, 2006 and 2005 were ¥ 1,972 million ($17 million) and ¥1,179 million, respectively.